17006268

SE
Washington, D.C.

SEC Mail Processing Section SEP 08 2017 Washington DC 413

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-16 (MM/DD/YY) AND ENDING 06-30-17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEDIOBANCA SECURITIES USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 FIFTH AVENUE - 21ST FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A ALMERINI 908-231-1000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHN REZNICK, LLP
(Name – *if individual, state last, first, middle name*)

1301 AVENUE OF THE AMERICAS, NEW YORK, NY 10019
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS A ALMERINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEDIOBANCA SECURITIES USA, LLC, as of JUNE 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

KRISTINA SPAULDING
Notary Public
State of New Jersey
My Commission Expires Dec 7, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mediobanca Securities USA, LLC

A Wholly-Owned Subsidiary of Mediobanca – Banca di Credito Finanziario S.p.A

(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information and
Report of Independent Registered Public Accounting Firm)

Year Ended June 30, 2017

Mediobanca Securities USA, LLC

Facing Page

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
Mediobanca Securities USA, LLC

We have audited the accompanying statement of financial condition of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A.) (the "Company") as of June 30, 2017, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mediobanca Securities USA, LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Mediobanca Securities USA, LLC's financial statements. The supplemental information is the responsibility of Mediobanca Securities USA, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
August 30, 2017

Mediobanca Securities USA, LLC
Statement of Financial Condition
June 30, 2017

ASSETS		
Cash	$	7,109,725
Due from Parent		297,236
Accounts receivable		85,700
Furniture, equipment and leasehold improvements, net of depreciation and amortization		25,000
Deferred tax asset		401,458
Other assets		62,180
Total assets	$	**7,981,299**
LIABLILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	113,725
Accrued payroll and related benefits		1,117,573
Income tax payable		82,905
Interest payable to Parent		15,756
Total liabilities		1,329,959
Commitment and contingencies		
Subordinate loan payable to Parent		2,000,000
Member's equity		4,651,340
Total liabilities and member's equity	$	**7,981,299**

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Operations
Year Ended June 30, 2017

Revenue:		
Commission income – related party	$	2,022,376
Research fee income		1,044,398
Placement fee income – related party		928,841
Total revenue		3,995,615
Expenses:		
Compensation and benefits		1,628,093
Rent		161,443
Professional fees		241,206
Travel and entertainment		171,474
Market data research		81,269
Depreciation and amortization		665
Regulatory fees		26,271
Communications		43,640
Insurance		10,266
Office		58,359
Interest		83,210
Other expenses		19,149
Total expense		2,525,045
Income before provision for income taxes		1,470,570
Income tax expense		615,877
Net income	**$**	**854,693**

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2017

Balance as of July 1, 2016	**$**	**3,796,647**
Net income		854,693
Balance as of June 30, 2017	**$**	**4,651,340**

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended June 30, 2017

Subordinated borrowings at July 1, 2016	$	2,000,000
Increase		-
Decrease		-
Subordinated borrowings at June 30, 2017	**$**	**2,000,000**

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Cash Flows
Year Ended June 30, 2017

Cash flows from operating activities:	
Net income	$ 854,693
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	665
Deferred tax asset	38,099
Changes in assets and liabilities:	
Due from Parent	(43,273)
Accounts receivable	(55,468)
Other assets	(16,054)
Accounts payable and accrued expenses	(90,337)
Accrued payroll and related benefits	139,197
Income tax payable	(318,943)
Interest payable to Parent	1
Net cash provided by operating activities	508,580
Cash flows from investing activities	
Purchase of Property, Plant and Equipment	(25,000)
Net cash used in investing activities	(25,000)
Net increase in cash	483,580
Cash at beginning of the year	6,626,145
Cash at end of the year	$ 7,109,725

Supplemental Disclosure of Cash Flow Information:

Income taxes paid	$ 904,424
Interest paid	$ 83,209

See accompanying notes to financial statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Mediobanca Securities USA, LLC (the "Company"), a wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A. (the "Parent"), was formed as a Delaware limited liability company on August 23, 2006. The Company is registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Industry Protection Corporation ("SIPC") to conduct its operations as an introducing broker of equity securities that will solicit business primarily in Italian securities traded on the Milan Stock Exchange, and may occasionally seek business for stocks traded on European and other exchanges. In November 2014, the Company was approved by FINRA to trade foreign options securities. In May 2015, the Company was approved by FINRA to participate in underwritings as a selling group member. The Parent is a member of various stock exchanges and is subject to the rules and regulations of such organizations.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Italian securities, with such transactions being executed by the Parent. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the Parent's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenue, which are all earned from the Parent, and expenses associated with customer transactions are recorded on a trade-date basis.

Research fee income:

Revenue from research fees is recognized as the services are performed or delivered and collection reasonably assured.

Placement fee income:

Placement fees, which are all earned from the Parent, are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured.

Cash and cash equivalents:

Cash equivalents, if any, are investments in money market funds and investments with maturities of 90 days or less when purchased. There are no cash equivalents at June 30, 2017.

Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the useful life or lease term.

Income taxes:

The Company has elected to be taxed as a corporation and files separate income tax returns. The Company accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with accounting rules for uncertainty in income taxes. The Company has no unrecognized tax benefits at June 30, 2017. The Company's U.S. federal and state income tax returns prior to fiscal year 2014 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended June 30, 2017.

Stock-based compensation:

The Parent allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by stock compensation accounting standards is used for the employee stock option program. Under stock compensation accounting standards, compensation expense related to the stock option program is determined based on the estimated fair value of options granted.

Credit risk:

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed federal or other applicable insurance limits.

Substantially all of the commissions and placement fees are earned from the Parent. A majority of the commissions and placement fees earned relate to the European market.

Bad debt:

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due and the customer's current ability to pay its obligation to the Company. The Company writes off accounts receivable against the allowance account when they become uncollectible. As of June 30, 2017, there was no balance for the allowance for doubtful accounts.

Foreign currency:

All transactions with the Parent are denominated in Euros and are converted into US dollars at the date of the transaction. Therefore, there is no exposure to foreign currencies as the transaction date and amounts ultimately received or paid are measured at the transaction date.

Note 2 - Related party transactions:

The Company has commission and expense-sharing agreements with the Parent. These agreements provide for 10% of the commission generated by the Company to be allocated to the Parent, with the residual 90% allocated to the Company. The allocation of commissions to the Parent serves as reimbursement for certain operating expenses relating to the Company's broker-dealer activities including trade execution, transaction clearance and settlement, research, administration services and information services. As the customers are customers of the Parent, and predominantly conduct their business directly with the Parent, the Company records commission income on a net basis. Amounts due from the Parent relating to these commissions have no specified due date. At June 30, 2017, $200,671 was due from the Parent and is included in Due from Parent in the Statement of Financial Condition.

The Company also has expense sharing agreements with the Parent regarding certain administrative expenses. For the year ended June 30, 2017, administration expenses charged by the Parent, which are included in professional fees on the accompanying statement of operations, totaled $45,500 paid on a quarterly basis. At June 30, 2017, $96,565 was due from the Parent relating to these expenses and is included in Due from Parent in the Statement of Financial Condition.

Note 3 - Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements consist of the following:

	Estimated Useful Lives		As of June 30, 2017
Office equipment	5	$	128,782
Office furniture	7		44,697
Leasehold improvements	3		148,820
			322,299
Less accumulated depreciation and amortization			(297,299)
Total		$	25,000

Note 4 - Subordinated loan payable to Parent:

In March 2007, the Parent loaned the Company $2,000,000, and on August 18, 2012, the Parent extended the subordinated loan from the original maturity date of March 12, 2013 to the new maturity date of July 18, 2019. This liability is subordinated to the claims of general creditors and bears interest at the federal funds rate plus 3.35% per annum. The loan was approved by FINRA as a subordinated loan pursuant to the provisions of 17 CFR 240.15C 3-1d for the computation of the Company's net capital requirements. Interest expense on the loan for the year ended June 30, 2017 was $83,210. As of June 30, 2017, $15,756 of interest was accrued.

Note 5 - Income taxes:

The current income tax payable for the year ended June 30, 2017, was $82,905. Current federal taxes amounted to $417,550, and New York State and local taxes amounted to $160,258, for the year ended June 30, 2017. At June 30, 2017, deferred tax assets were $401,458.

The Company evaluated its valuation allowance at year end and determined the deferred income tax asset will more than likely be realized in the future and therefore no valuation allowance is required at the year end.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at June 30, 2017 are comprised of the following:

		As of June 30, 2017
Deferred tax asset		
Organizational costs	$	153,752
Accrued bonuses		195,526
Other		38,226
Stock based compensation		13,954
Total deferred tax assets	$	401,458

The expected tax benefit based on the U.S. federal statutory rate is reconciled with actual tax benefit, as follows:

	As of June 30, 2017
Statutory federal income tax rate	34%
State taxes, net of federal tax benefit	8.2%
Income tax benefit	42.2%

		As of June 30, 2017
Federal		
Current	$	417,550
Deferred		26,662
State		
Current		160,258
Deferred		11,407
Income tax expense	$	615,877

Note 6 - Commitments:

Leases:

On February 22, 2017, the Company extended its existing lease a seventh time through March 31, 2020. The lease payments for the year ended June 30, 2017 were $161,443. Future minimum lease payments are as follows for the years ending June 30:

2018	$	150,416
2019		150,416
2020		112,812
Total	$	413,644

Employment agreement:

The Company has an employment agreement with an executive that provides for a base salary of $250,000 per year, a minimum guaranteed bonus of $35,000, and a severance package of $630,000.

Note 7 - Stock based compensation:

In accordance with the Parent's stock option plan, the Company granted options to purchase 115,000 shares of common stock of the Parent to certain employees of the Company on May 18, 2007. The exercise price of the options, which became fully vested after 36 months, was $23.43. The aggregate value of these options, which was calculated by the Company using the Black-Scholes Model, was determined to be $344,500 and was charged against the Company's operations over the vesting period with the credit to equity. All of these options expired unexercised on May 17, 2015.

The Company granted options to purchase 100,000 shares of common stock of the Parent to certain employees of the Company on July 1, 2008. The exercise price of the options, which became fully vested after 36 months, was $17.42. The aggregate value of these options, which was calculated by the Company using the Black-Scholes Model, was determined to be $207,323, and was charged against the Company's operations over the vesting period with the credit to equity. All of these options expired unexercised on June 16, 2016.

The Company granted additional options to purchase 70,000 shares of common stock of the Parent to certain employees of the Company on August 2, 2010. These options will expire on August 1, 2018. The exercise price of the options, which became fully vested after 36 months, was $8.53. The aggregate value of these options, which was calculated by the Company using the Black-Scholes Model, was determined to be $154,196, and was charged against the Company's operations over the vesting period with the credit to equity. Options to purchase 40,000 shares were exercised during December 2015, resulting in a cash payment of $102,913 to certain employees for the difference between the market price of the stock and the exercise price. There payment were made by the Company and applied to the Due from Parent balance. Options to purchase 20,000 shares were exercised during May 2017, resulting in a cash payment of $56,985 to employees for the difference between the market price of the stock and exercised price. Options to purchase 10,000 shares remain outstanding and exercisable, and are fully vested

For the year ended June 30, 2017, there were no new options granted and no stock based compensation expense.

Note 8 - Employee benefit plan:

Effective August 23, 2006, the Company established a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. For plan years beginning on and after July 1, 2007, the Company will contribute 3% of the participating employees' compensation. Employer contributions for the year ended June 30, 2017 were $97,500.

Note 9- Net capital requirement:

The Company is a subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2017, the Company has net capital of $5,779,766 which exceeded the minimum requirement of $250,000 by $5,529,766. The Company's percentage of aggregate indebtedness to net capital was 23.01%.

Note 10- Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as agents of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Mediobanca Securities USA, LLC
SCHEDULE I – Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exhange Commission
June 30, 2017

Net Capital:		
Total member's equity	$	4,651,340
Liabilities subordinated to claims of general creditirs allowable in computation of net capital		2,000,000
Total capital and allowable subordinated liabilities		6,651,340
Deduct nonallowable assets		
Due from parent		297,236
Accounts receivable		85,700
Furniture, equipment, and leasehold improvements, net of depreciation and amortization		25,000
Deferred tax asset		401,458
Other assets		62,180
Total non-allowable assets		871,574
Net capital	$	5,779,766
Aggregate indebtedness:		
Total liabilities	$	1,329,959
Aggregate Indebtedness	$	1,329,959
Computation of basic net capital requirement		
Net capital requirement (greater of 6-2/3% of Aggregate Indebtedness or $250,000 minimum dollar net capital requirement	$	250,000
Excess net capital	$	5,529,766
Net capital less greater of 10% of Aggregate Indebtedness or 120% of minimum dollar requirement	$	5,479,766
Percentage of Aggregate Indebtedness to Net Capital		23.01%

There is no material difference between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report as of June 30, 2017.

Mediobanca Securities USA, LLC
SCHEDULE II – Computation for Determination of
Reserve Requirements
Under Rule 15c3-3 of the Securities and Exhange Commission
June 30, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

Mediobanca Securities USA, LLC
SCHEDULE III – Information Relating To Possession and Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2017

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
Mediobanca Securities USA, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by Mediobanca Securities USA, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7B. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries from the detailed general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2017 with the amounts reported in Form SIPC-7B for the year ended June 30, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7B, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7B, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
August 30, 2017

SIPC-7B

(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended June 30, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7B

(34-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MEDIOBANCA SECURITIES USA, LLC
565 FIFTH AVENUE - FLOOR 21
NEW YORK, NY 10017

FINRA 8-67538 JUNE

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LOUIS A ALMERINI 908-231-1000

2. A. General Assessment (item 2f from page 2) $ 7,684

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (4,226)

January 23, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,458

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,458

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 3,458

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MEDIOBANCA SECURITIES USA, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of AUGUST, 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

beginning July 1, 2016 and ending ~~Dec 31, 2016~~ | beginning Jan 1, 2017 and ending ~~June 30, 2017~~

Item No.	TOTAL REVENUE	Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $	3,995,615 (the sum of both periods)	$ 1,690,442	$ 2,305,173
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______ $ ______			
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ $ ______			
Enter the greater of line (i) or (ii)			
Total deductions			
2d. SIPC Net Operating Revenues		$ 1,690,442	$ 2,305,173
2e. General Assessment at applicable rate for assessment period.		$ 4,226 @.0025	$ 3,458 @.0015
2f. Total General Assessment add both columns.		$ 7,684 (to page 1, line 2.A.)	

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member of
Mediobanca Securities USA, LLC

We have reviewed management's statements, included in the accompanying Mediobanca Securities USA, LLC's Exemption Report, in which (1) Mediobanca Securities USA, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mediobanca Securities USA, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Mediobanca Securities USA, LLC stated that Mediobanca Securities USA, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mediobanca Securities USA, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mediobanca Securities USA, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
August 30, 2017

MEDIOBANCA
SECURITIES USA LLC
a company of Mediobanca Banking Group

Mediobanca Securities USA, LLC
Exemption Report

Mediobanca Securities USA, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

Mediobanca Securities USA, LLC

I, Pierluigi Gastone, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Pierluigi Gastone
CEO/Principal

August 30, 2017

Mod. 7 - (02-07 - MB)